UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company (Issuer))

SKYWORKS SOLUTIONS, INC.

(Names of Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00752J108

(CUSIP Number of Class of Securities)

Mark V. B. Tremallo Vice President, General Counsel and Secretary Skyworks Solutions, Inc. 20 Sylvan Road Woburn, Massachusetts 01801 (949) 231-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rod J. Howard, Esq. Michael J. LaCascia, Esq. Wilmer Cutler Pickering Hale and Dorr, LLP 950 Page Mill Road Palo Alto, California 94304 650-858-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by Skyworks Solutions, Inc. and Advanced Analogic Technologies Incorporated, dated November 30, 2011

IMPORTANT INFORMATION

This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell shares of Advanced Analogic Technologies Incorporated (“AATI”). Skyworks Solutions, Inc. (“Skyworks”), has not commenced the tender offer for the shares of AATI common stock described in the communications filed herewith.

Upon commencement of the tender offer, Skyworks will file a Tender Offer Statement on Schedule TO and AATI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) in connection with the amended merger agreement and tender offer. Security holders are advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement when they are available because they will contain important information. Investors can obtain the Tender Offer Statement when it is filed by Skyworks, the Solicitation/Recommendation Statement when it is filed by AATI, and other documents filed by Skyworks and/or AATI for free at the web site of the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, investors and security holders can obtain free copies of the documents filed by Skyworks with the SEC from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700 or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com, and free copies of the documents filed by AATI with the SEC from AATI by contacting AATI’s Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing Advanced Analogic Technologies’ investor relations website at http://www.analogictech.com.